FORM 3                U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1990

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1.  Name and Address of Reporting Person

  Davis, Roger                    D.

  (Last)      (First)           (Middle)


102 West 500 South, Suite 300

----------------------------------------
               (Street)


Salt Lake City, Utah 84101
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(City)        (State)          (Zip)


2.  Date of Event Requiring
    Statement
    (Month/Day/Year)
    01/31/97
----------------------------------


3.  IRS or Social Security Number
    of Reporting Person (Voluntary)


4.  Issuer Name and Ticker of Trading Symbol

Celtic Investment, Inc.
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5.  Relationship of Reporting Person to Issuer
        (Check all applicable)
____ Director                _X__ 10% Owner
_X__ Officer (give           ____ Other (specify
              title below)               below)
         Secretary, Treasurer, & V.P. Sales & Marketing
         Salt Lake Mortgage Corp.
         ---------------------------------------------

6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing
    (Check Applicable Line)

    X Form filed by One Reporting Person

      Form filed by more than One Reporting Person

TABLE I - NON-DERIVATIVE ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
-------------------------------------------------------------------------------------------------------------
1.  Title of Security    2.  Amount of Securities    3.  Ownership Form: Direct
    (Instr. 4)               Beneficially Owned          (D) or Indirect (I) (Instr. 5)
                             (Instr. 4)
-------------------------------------------------------------------------------------------------------------
Common Stock Par Value                    544,450 (i)                                  D
 .01 per share
-------------------------------------------------------------------------------------------------------------
4.  Nature of Indirect Beneficial Ownership
    (Instr. 5)
-------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                            (Print or Type Responses)
                                                                (Over)

               TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative Security
   (Instr. 4)

---------------------------------
Employee Stock Options
(Right to Buy)
---------------------------------
Employee Stock Options
(Right to Buy)
---------------------------------

2. Date Exercisable
   and Expiration Date
   (Month/Day/Year)

Date                Expira-
Exer-               tion
cisable             Date

1/31/98 (ii)        1/31/2003 (ii)
---------------------------------
6/30/99 (iii)       6/30/2007 (iii)
---------------------------------

3. Title and Amount of Securities
   Underlying Derivative Security
   (Instr. 4)

       Title        Amount
                    or
                    Number
                    of
                    Shares
------------------------------------
Common Stock        150,000
------------------------------------
Common Stock        350,000
------------------------------------

------------------------------------

 4. Conversion
    of Exercise
    Price of
    Derivative
    Security

-----------------------------------
3.00
-----------------------------------
3.00
-----------------------------------

-----------------------------------

5. Ownership Form of
   Derivative
   Security:
   Direct (D) or
   Indirect (I)
   (Instr. 5)

-----------------------------------
D
-----------------------------------
D
-----------------------------------

-----------------------------------

6. Nature of Indirect
   Beneficial
   Ownership
   (Instr. 5)

-----------------------------------
N/A
-----------------------------------
N/A
-----------------------------------

-----------------------------------
Explanation of Responses:

(i) 250,000 shares have been placed in in escrow and may be requred to be returned to the issuer if (1) certain conditions are not met relating to the fiancial performance of one of the issuer's business lines or (2) if certain other events do not occur.

(ii) 75,000 Options will vest on each of January 31, 1998 and Janury 31, 1999 and expire five years thereafter.

(iii) Subject to the satisfaction of certain financial perfomance criteria, 48,611 Options will vest on June 30, 2001, and 68,055 Options will vest on June 30, 2002. If vested, the Options will expire five years after thereafter.

++Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Roger D. Davis                                  2/10/97
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++Signature of Reporting Person                       Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.